SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 New York Avenue, N.W.

Washington, DC 20005

September 29, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Rite Aid Corporation —
Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of Rite Aid Corporation, submitted herewith for filing with the Securities and Exchange Commission pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, is a preliminary copy of Rite Aid’s proxy statement on Schedule 14A and form of proxy.  The proxy statement relates to the approval of the issuance of Rite Aid common stock to The Jean Coutu Group (PJC) Inc. (“Jean Coutu Group”), in accordance with the Stock Purchase Agreement, dated as of August 23, 2006, between Rite Aid and Jean Coutu Group, which provides for the acquisition by Rite Aid of The Jean Coutu Group (PJC) USA, Inc., a wholly-owned subsidiary of Jean Coutu Group and the holding company for the Brooks and Eckerd drugstore chains.  In addition, the proxy statement includes a proposal to approve an amendment to Rite Aid’s Restated Certificate of Incorporation to increase the number of authorized shares of Rite Aid common stock and a proposal to approve the adoption of a new equity compensation plan.

Rite Aid plans on holding the special meeting of stockholders within the first two weeks of December and, accordingly, it is contemplated that definitive proxy materials will be mailed to stockholders by early November.  We would appreciate receiving any comments the Staff may have concerning the preliminary proxy materials as soon as practicable, and we would appreciate any assistance the Staff can provide in meeting our time schedule.

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (202) 371-7233.

Very truly yours,

/s/ Marc S. Gerber

Marc S. Gerber

cc:	Robert B. Sari, Esq.
Rite Aid Corporation